Lightspeed to Participate in Upcoming Investor Conferences

MONTREAL, August 9, 2021 /CNW Telbec/ - Lightspeed (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced its participation in the following technology and growth-oriented investor conferences. Unless noted, listen-only audio webcasts and replays will be accessible at the scheduled presentation times on the Company’s Investor Relations website at investors.lightspeedhq.com. Details for each event are as follows:

KeyBanc’s Technology Leadership Forum
Date: Thursday, August 12, 2021
Time: 12:00 pm ET
Location: Virtual

BMO Technology Conference
Date: Tuesday, August 24, 2021
Time: 10:00 am ET
Location:  Virtual

Deutsche Bank’s Technology Conference
Date: Thursday, September 9, 2021
Time: 5:00 pm ET
Location:  Virtual

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter
Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.